UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-130566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion Energy New England Union Savings Plan

Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Dominion Energy New England Union Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Notes 2 and 3 to the financial statements, the 2006 financial statements include securities valued at $5,589,056 (45 percent of net assets), whose values have been estimated by the Plan’s management in the absence of readily ascertainable market values. We have examined the procedures used by the Plan’s management in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimates and values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans in 2006.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 28, 2007

DOMINION ENERGY NEW ENGLAND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006

ASSETS:
Investments at Fair Value:
Participant-directed investments	$12,375,865

Receivables:
Interest receivables	99
Participant contributions	48,371
Employer contributions	43,767

Total receivables	92,237

Cash	78,190

Total assets	12,546,292

LIABILITIES:
Payables for securities purchased	94,653
Other liabilities	19,833

Total liabilities	114,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,431,806

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	18,922

NET ASSETS AVAILABLE FOR BENEFITS	$12,450,728

The accompanying notes are an integral part of the financial statements.

DOMINION ENERGY NEW ENGLAND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$2,951,359
Employer contributions	2,272,999

Total contributions	5,224,358

Investment Income:
Interest	21,873
Dividends	128,466
Net appreciation in fair value of investments	1,061,380
Income from Master Trust	105,612

Total investment income	1,317,331

Total additions	6,541,689

DEDUCTIONS:
Benefits paid to participants	286,787
Administrative expenses	5,513

Total deductions	292,300

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	6,249,389

TRANSFER OF PARTICIPANTS’ ASSETS:
To the Plan from the Dominion Salaried Savings Plan	6,455,103
From the Plan to other Plans	(253,764)

6,201,339

NET INCREASE IN NET ASSETS	12,450,728

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—

End of year	$12,450,728

The accompanying notes are an integral part of the financial statements.

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Dominion Energy New England Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy New England represented by either the International Brotherhood of Electrical Workers, Local Unions Nos. 326 and 486; or The Utility Workers Union of America, Local Union Nos. 464 and 310 (the Employer), and who are full-time or part-time employees and scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 5, 2005, the Plan was incorporated in the Dominion Salaried Savings Plan (the Salaried Plan) for the purpose of providing the employees covered by the plan with access to and participation in the Dominion Stock Fund. Effective January 1, 2006, the Plan became a separate plan from the Salaried Plan, account balance of participants covered under the Plan totaled $6,455,103 was transferred from the Salaried Plan.

b.	Contributions—Under the Plan, participants may contribute not less than 1% and not more than 20% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching contribution on a per-pay period basis equal to 100% of pre-tax contributions up to 5% of eligible pay, to the eligible participants who have at least one year of service. In addition, Dominion contributes a basic contribution equal to 5% of eligible earnings on a per-pay period basis.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s matching and basic contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and the Employer’s matching and basic contributions, and the earnings on those amounts immediately.

f.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (Standish Mellon Fund)

•	Common/Collective Trusts:

Growth Balanced Fund

Conservative Balanced Fund

Moderate Balanced Fund

Large Cap Value Fund

Wilshire 4500 Index Fund

Intermediate Bond Fund

S&P 500 Index Fund

•	Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

International Equity Fund

•	Employer Contributions—Employer’s matching and basic contributions are deposited in participants’ accounts according to the participants’ investment elections.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 10 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at 1% point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2006.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common/Collective Trusts—Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)— The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

(5)	Investment in RCM Fund—The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). As required by the FSP, the statement of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Prior year balances have been adjusted retrospectively. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

g.	Administrative Expenses—The Plan’s expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2006, transfers to other plans were $253,764, and there were no transfers from other plans.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2006, are investments in Dominion Common Stock amounting to approximately $3 million, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006, are as follows:

Dominion Stock Fund, 37,304 shares	$3,127,606
Interest in Standish Mellon Fund, 81,309 units*	1,537,519
Growth Balanced Fund, 59,358 units	743,280
Moderate Balanced Fund, 58,940 units	698,375
S&P 500 Index Fund, 88,893 units	1,049,981
Real Estate Fund, 31,386 units	886,040
International Equity Fund, 17,206 units	801,118

*	The Standish Mellon Fund invests primarily in benefit-responsive GICs, which are stated at estimated fair value.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Mutual funds
Real Estate Fund	$173,503
Small Cap Value Fund	36,781
Small Cap Growth Fund	41,849
International Equity Fund	101,808

353,941

Dominion Stock Fund	259,183

Investments at Estimated Fair Value:
Common/Collective Trust Funds	448,256

Net appreciation in fair value of investments	$1,061,380

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2006, the Plan’s interest in the net assets of the Standish Mellon Fund was less than 1%. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

2006
Based on annualized earnings*	4.67%
Based on interest rate credited to participants**	4.37%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

December 31, 2006
GICs (estimated fair value)	$582,257,192
Short-term investment fund (estimated fair value)	32,228,526
Registered investment companies (fair value)	1,550,628
Interest receivable	2,277,750
Receivable for securities purchased	2,505,430

Total at estimated fair value	620,819,526
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,640,280

Total at contract value	$628,459,806

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2006
Net Investment Appreciation:
Registered investment companies	$137,658

Interest	27,803,819
Less: Investment expenses	(1,039,782)

Total	$26,901,695

RCM Fund—As of December 31, 2006, the Plan’s interest in the net assets of the RCM Fund was approximately 1%. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

December 31, 2006
Corporate stocks	$62,653,657
Short-term investment fund (estimated fair value)	1,958,862
Payables	(207,220)
Receivable for securities purchased	7,570

Total	$64,412,869

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2006
Interest	$86,637
Dividends	518,580
Net investment appreciation	4,123,293

Total	$4,728,510

6.	FEDERAL INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a), 401(k) and 404(k) of the IRC. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006, the Plan held 37,304 of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $3 million. During the year ended December 31, 2006, the Plan recorded dividend income of approximately $85,394.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

December 31, 2006
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$12,450,728
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,832)

Net assets available for benefits per the Form 5500, at fair value	$12,432,896

Year Ended December 31, 2006
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements	$12,450,728
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,832)

Net income per Form 5500	$12,432,896

9.	SUBSEQUENT EVENT

In December 2006, the Plan approved the following changes to participant investment offerings, effective January 2, 2007: The underlying investments for the Growth Balanced Fund, Conservative Balanced Fund, and Moderate Balanced Fund will be replaced. The Balanced Funds managed by Northern Trust Global Investments will be transferred to the Vanguard Target Retirement Funds managed by The Vanguard Group, Inc.

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Cost	Current Value
Dominion Resources, Inc.	Dominion Resources, Inc., Common Stock *	$2,828,212	$3,127,606

	Common/Collective Trusts:
Mellon Bank, N.A.	EB Temporary Investment Fund*	18,735	18,735
Northern Trust Global Investments	Growth Balanced Fund	636,546	743,280
Northern Trust Global Investments	Conservative Balanced Fund	314,072	337,575
Northern Trust Global Investments	Moderate Balanced Fund	621,488	698,375
Victory Capital Management	Large Cap Value Fund	370,615	429,925
Mellon Bank, N.A.	Wilshire 4500 Index Fund*	425,165	498,658
Mellon Bank, N.A.	Intermediate Bond Fund*	263,862	275,008
Mellon Bank, N.A.	S&P 500 Index Fund*	909,840	1,049,981

		3,560,323	4,051,537

	Mutual Funds:
Morgan Stanley Investment Management	Real Estate Fund	805,853	886,040
Laudus Fund Group	Small Cap Value Fund	431,948	398,279
Vanguard Group	Small Cap Growth Fund	604,293	580,596
Capital Research & Management Co.	International Equity Fund	723,493	801,118

		2,565,587	2,666,033

	Loans to Participants (range of interest rates —6.75% - 9.25%)	397,280	397,280

		$9,351,402	$10,242,456

*	A party-in-interest as defined by ERISA.

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2006

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series Transactions in Excess of Five Percent of Plan Assets:

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain
18,488	Dominion Stock Fund*	79	$1,410,597	$—	$—	$—
3,104	Dominion Stock Fund*	49	—	233,611	233,333	278

10,389	International Equity Fund	77	471,226	—	—	—
536	International Equity Fund	17	—	24,104	21,237	2,867

23,386	Small Cap Value Fund	64	300,540	—	—	—
6,743	Small Cap Value Fund	21	—	89,889	89,004	885

21,600	Real Estate Fund	86	580,792	—	—	—
3,109	Real Estate Fund	22	—	82,876	75,112	7,764

4,773	Small Cap Growth Fund	65	348,565	—	—	—
1,279	Small Cap Growth Fund	28		92,779	92,458	321

1,274,439	EB Temporary Investment Fund*	131	1,274,439	—	—	—
1,259,877	EB Temporary Investment Fund*	85	—	1,259,877	1,259,877	—

27,578	Growth Balanced Fund	60	316,129	—	—	—
3,322	Growth Balanced Fund	17	—	37,768	34,792	2,976

30,770	Moderate Balanced Fund	60	338,036	—	—	—
3,072	Moderate Balanced Fund	13	—	34,559	31,954	2,605

45,337	S&P 500 Index Fund*	60	488,831	—	—	—
8,226	S&P 500 Index Fund*	22	—	90,069	82,301	7,768

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY NEW ENGLAND UNION SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee